UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Square, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0000001 per share

(Title of Class of Securities)

852234103

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,876,384
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,876,384
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,876,384
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%(1)
12.	Type of Reporting Person (See Instructions) IN

[1]	Based on 166,302,906 shares of Class A Common Stock outstanding as of October 25, 2016, as reported in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on November 2, 2016.

1.	Names of Reporting Persons Dragoneer Global Fund II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,876,384
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,876,384
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,876,384
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%(1)
12.	Type of Reporting Person (See Instructions) OO

[1]	Based on 166,302,906 shares of Class A Common Stock outstanding as of October 25, 2016, as reported in the Form 10-Q filed by the Issuer with the SEC on November 2, 2016.

1.	Names of Reporting Persons Dragoneer Global Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,876,384
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,876,384
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,876,384
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%(1)
12.	Type of Reporting Person (See Instructions) PN

[1]	Based on 166,302,906 shares of Class A Common Stock outstanding as of October 25, 2016, as reported in the Form 10-Q filed by the Issuer with the SEC on November 2, 2016.

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,876,384
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,876,384
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,876,384
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%(1)
12.	Type of Reporting Person (See Instructions) IA

[1]	Based on 166,302,906 shares of Class A Common Stock outstanding as of October 25, 2016, as reported in the Form 10-Q filed by the Issuer with the SEC on November 2, 2016.

Item 1.

(a)	Name of Issuer

Square, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

1455 Market Street, Suite 600

San Francisco, California 94103

Item 2.

(a)	Name of Person Filing

This Schedule 13G/A (the “Schedule 13G”) is being filed jointly by each of Marc Stad, Dragoneer Global Fund II GP, LLC, Dragoneer Global Fund II, L.P., and Dragoneer Investment Group, LLC (collectively, the “Reporting Persons”), pursuant to the Joint Filing Agreement filed as Exhibit A to the Schedule 13G filed by the Reporting Persons on December 16, 2015.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for all Reporting Persons is:

1 Letterman Dr., Bldg C, Ste 3950

San Francisco, CA 94129

(c)	Citizenship

The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person’s cover page.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.0000001 per share (the “Class A Common Stock”)

(e)	CUSIP Number

852234103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Dragoneer Global Fund II, L.P. (“Fund”) held a total of 3,876,384 shares of Class A Common Stock of the Company as of December 31, 2016. Dragoneer Global Fund II GP, LLC (“GP”) is the sole general partner of the Fund. Dragoneer Investment Group, LLC (the “Advisor”) is a registered investment advisor under the Investment Advisers Act of 1940, as amended, and the investment adviser to the Fund. Marc Stad is the managing member of the Advisor and the GP. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Class A Common Stock of the Company held by the Fund.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

/s/ Marc Stad
Marc Stad

DRAGONEER GLOBAL FUND II GP, LLC

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer

DRAGONEER GLOBAL FUND II, L.P.

By:	Dragoneer Global Fund II G.P., LLC, its General Partner

By:	/s/ Pat Robertson
Name: Pat Robertson

DRAGONEER INVESTMENT GROUP, LLC

By:	/s/ Pat Robertson
Name: Pat Robertson